

January 22, 2024

Paul Weibel
Chief Financial Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

  Re: 5E Advanced Materials, Inc.
   Form 10-K for the Fiscal Year ended June 30, 2023
   Filed August 30, 2023
   File No. 001-41279

Dear Paul Weibel:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2023

Business and Properties, page 6

1. Please disclose the mineral price, metallurgical recovery factor, and the point of reference along with your mineral resource table on page 21 to comply with Item 1304(d)(1) of Regulation S-K. Additionally please include the conversion factors associated with *boric oxide* to boric acid and lithium carbonate equivalent.

  This information should also be included with the resource table in Exhibit 96.1 to comply with Item 601(b)(96)(iii)(B)(11) of Regulation S-K. Please coordinate with the qualified persons involved in preparing that report to address the concerns outlined above.

Exhibits and Financial Statement Schedules

Exhibit 96.1, page 22

2.　As it appears that you will need to obtain and file a revised technical report summary to provide all of the required information, please coordinate with the qualified persons involved in preparing Exhibit 96.1 with regard to any proposed revisions.

3.　The disclosure pertaining to the equation underlying the cutoff grade on page 48 of the technical report summary should be expanded to include additional information, as necessary to understand how the 2% cutoff grade has been calculated, to comply with Item 601(b)(96)(iii)(B)(11) of Regulation S-K.

4.　We understand from the disclosure on page 76 of the technical report summary that model parameters for the mine life are based on 30 years using Measured, Indicated and Inferred Resources, and 15 years using Measured and Indicated Resource, and we see that various tabulations are generally provided for both time frames.

    However, the cash flow projections illustrated in Figure 19.8 on page 83 appear to duplicate the information in Figure 19.7, covering the 30 year period rather than the 15 year life-of-mine plan. This disclosure should be revised to include the cash flow projections for the 15 year life-of mine plan.

5.　We note that revenue line items in Figures 19.11 and 19.12 are not clearly supported by the pricing information disclosed on page 76 and the life-of-mine production disclosed on page 79. These illustrations should be revised to include additional details to fully reflect their composition and support the activity shown. For example, annualized boric acid production and pricing should be provided if reflected in the cash flow analysis.

    The accompanying disclosure should also be expanded to include the rationale underlying assumptions for prices and costs to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K, specifically with regard to assumptions that prices would escalate while costs would remain constant. In other words, if these are the assumptions made in preparing the cash flow analyses, the qualified persons should explain how the disparate outlook on these economic factors provides a reasonable basis for establishing the prospects of economic extraction. The assumptions described for prices and costs should similarly reconcile with those underlying the selection of the discount rate.

    However, if the qualified persons are not able to show a reasonable basis for these assumptions, the report should be revised to the extent necessary to comply with the requirements in Subpart 1300. It should be clear how the assumptions are consistent with the definition for mineral resource in Item 1300 of Regulation S-K, and the guidance for establishing cut-off grades and the nature of support for estimates of resources in Item 601(b)(96)(iii)(B)(11)(iii), and Item 1302(d)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Johnson